AUDDIA INC.

1680 38th Street, Suite 130

BOULDER, CO 80301

VIA EDGAR

September 11, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auddia Inc.
Registration Statement on Form S-3 (File No. 333-289213)
Acceleration Request:
Requested Date: September 16, 2025
Requested Time: 10:00 A.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Auddia Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-289213) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Sincerely,

Auddia Inc.

/s/ John Mahoney
John Mahoney
Chief Financial Officer